October 26, 2017

DGSE Companies, Inc.

13022 Preston Road

Dallas, TX 75240

VIA EDGAR

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	DGSE Companies, Inc. – CIK # 0000701719

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed April 14, 2017

File # 001-11048

Dear Mr. Thompson,

I am responding to your letter dated October 19, 2017, requesting comments on your limited review.

Notes to Consolidated Financial Statements, page F-6

1)	Please disclose revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.

Answer – We will disclose revenues from external customers for each product or service for year ended December 31, 2016 on the 10-Q for quarter ending September 30, 2017.

Note 8 – Stock Options and Restricted Stock Units, page F14

2)	Please disclose the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized as of the latest balance sheet date.

Answer – We will disclose the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized as of the latest balance sheet date on the 10-Q for the quarter ending September 30, 2017.

DGSE Companies, Inc. (NYSE MKT: DGSE) | 13022 Preston Road, Dallas TX 75240 | Main: 972-587-4049 | Fax: 972-674-2596

Note 9 – Litigation, page F-16

3)	Reference is made to the last paragraph on page F-17. In regard to this matter, please tell us when you recorded liabilities and the amounts recorded. Please explain why the amounts recorded and timing were appropriate.

Answer – We originally calculated the total liability, after receiving the original documentation from the state, to be $354,190. That amount was booked as a liability in October of 2015. We received the penalty and interest statement from the Texas Comptroller’s Office in September of 2016, showing the liability as of that date to be $286,652.32. We reduced the originally recorded liability from $354,190 to $287,500 in September, 2016 and ended the fiscal year 2016 with that liability set at $287,500.

Signatures

4)	The report must also be signed on behalf of the registrant by its controller or principal accounting officer. Any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the report. Please revise to indicate which individual signing the report is the principal accounting officer.

Answer – We will immediately file a 10-K/A to reflect the additional phrase “Principal Accounting Officer” below the signature line for Bret A. Pedersen.

Exhibits

5)	We note that your annual report is incorporated by reference in Form S-8 filed May 29, 2007 and Amendment No. 1 to Form S-3 filed June 29, 2007. As such, please amend to provide the consent of your independent registered public accounting firm or tell us why consent is not required.

Answer – Consent is not required, as the incentive and option plans underlying the referenced Form S-8 have expired, and all stock registered under the referenced Form S-3 was sold and, moreover, the Form S-3 expired by its terms.

Please contact me at (972) 587-4024 if the above will not suffice or if you have any questions or additional comments.

Sincerely,

/s/ Bret A. Pedersen

Bret A. Pedersen

Chief Financial Officer

DGSE Companies, Inc. (NYSE MKT: DGSE) | 13022 Preston Road, Dallas TX 75240 | Main: 972-587-4049 | Fax: 972-674-2596